Exhibit 2.1

EXECUTION COPY

PURCHASE AGREEMENT

dated as of June 1, 2007

by and among

NOVAMED ACQUISITION COMPANY, INC.,

AND

CATARACT AND LASER CENTER PARTNERS, L.L.C.,

SCOTT BECKER,

DOUGLAS J. RAEDY, D.O.,

GEOFFREY E. CLAPP, D.P.M.,

JOHN R. TRITTSCHUH, M.D.,

MARK A. NOFFSINGER, M.D.,

MARK A. VEENSTRA, M.D.,

MICHAEL D. CHAFTY, M.D.,

PATRICK R. REDDAN, M.D.,

QUINTER M. BURNETT, M.D.,

RAGHURMA G. ELLURU, M.D.,

SCOTT A. FREE, M.D.,

SCOTT D. HOLLEY, M.D.,

STEPHEN E. HIGGINS, M.D.,

STEVEN F. KOKMEYER, M.D.,

TERRY L. NELSON, M.D.

AND

TODD L. REAM, M.D.,

being all of the members of

SURGERY CENTER OF KALAMAZOO, LLC

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is dated as of 12:01 a.m. on June 1, 2007 (the “Closing Date”), by and among NovaMed Acquisition Company, Inc., a Delaware corporation (“NovaMed”), and Cataract and Laser Center Partners, L.L.C., d/b/a Ambulatory Surgery Centers of America, a Delaware limited liability company (“ASCOA”), Scott Becker (“Becker”), Douglas J. Raedy, D.O., Geoffrey E. Clapp, D.P.M., John R. Trittschuh, M.D., Mark A. Noffsinger, M.D., Mark A. Veenstra, M.D., Michael D. Chafty, M.D., Patrick R. Reddan, M.D., Quinter M. Burnett, M.D., Raghura, G. Elluru, M.D., Scott A. Free, M.D., Scott D. Holley, M.D., Stephen E. Higgins, M.D., Steven F. Kokmeyer, M.D., Terry L. Nelson, M.D. and Todd L. Ream, M.D. (each of the foregoing individuals, along with ASCOA and Becker, shall be collectively referred to herein as the “Members”), being all of the members of Surgery Center of Kalamazoo, L.L.C., a Michigan limited liability company (the “Company”). Certain capitalized terms have the meanings provided in Section 13.1.

RECITALS:

A.    The Company is engaged in the business of owning and operating a Medicare-certified, state licensed ambulatory surgery center located at 3200 West Centre, Suite 101, Portage, Michigan 49024 (the “Business”).

B.    As of the Closing Date, the Members collectively own one hundred percent (100%) of the issued and outstanding membership interests in the Company (the “Membership Interests”).

C.    As a condition precedent to Closing, the Members must satisfy certain conditions as described in this Agreement.

D.    Contemporaneous with the consummation of the transactions contemplated herein, the Members desire to transfer to NovaMed, and NovaMed desires to acquire from the Members, collectively, sixty-two and fifty hundredths of one percent (62.5%) of the total Membership Interests in exchange for the Purchase Price (as defined herein), all on the terms and conditions hereinafter set forth.

TERMS AND CONDITIONS:

NOW, THEREFORE, in consideration of the mutual covenants of the parties as hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto hereby agree as follows:

ARTICLE I.
 PRE-CLOSING COVENANTS

1.1.    Articles of Organization. The Articles of Organization, as amended, of the Company in effect as of the Closing Date, shall be in the form attached hereto as Exhibit 1.1.

1.2.    Company Assets. At Closing, and as a condition precedent to the transactions contemplated herein, the Company shall own, free and clear of all Liens (as defined herein) (other than those set forth on Schedule 4.2), all of the assets and property necessary to conduct the Business (the “Assets”), including, without limitation, the following (except to the extent that any of the following are designated as Excluded Assets in Section 1.3 below):

  (a)    all inventory and supplies with respect to the Business (collectively, the “Inventory”), including all rights to that portion of the Inventory on consignment as designated on Schedule 1.2(a);

  (b)    all of the tangible and intangible personal property with respect to the Business, including, without limitation, the machinery, equipment, fixtures, phone numbers, computer hardware and software that are listed on Schedule 1.2(b) (collectively, the “Personal Property”);

  (c)    all prepaid expenses relating to the Business set forth on Schedule 1.2(c);

  (d)    all contract rights with respect to those Material Contracts (as defined herein) identified as Assumed Contracts on Schedule 4.9, purchase orders, licenses and leases pertaining to the Business, including all leasehold improvements, rights under any restrictive covenants accruing to the benefit of the Business and any provider agreements relating to the operation of the Business;

  (e)    all names and tradenames of the Company and the Business, including, without limitation, “Surgery Center of Kalamazoo”;

  (f)    all records, files and papers primarily pertaining to the Business, including general business records, accounting records and Medical Records;

  (g)    all Permits (as defined herein), licenses and certificates of need relating to the operation of the Business;

  (h)    all causes of action, claims, warranties, guarantees, refunds, rights of recovery and set-off of every kind and character, relating primarily to the Assets or the Business;

  (i)    all casualty insurance and warranty proceeds of the Company received after the Closing Date with respect to damage to, nonconformance of, or loss to, the Assets;

  (j)    to the extent permitted by law, all accounts receivable or other rights to receive payment owing to the Company (the “Accounts Receivable”); and

  (k)    all of the goodwill of, and associated with, the Business.

To the extent any personal property, inventory, supplies, equipment and contracts owned by any Member, or any of the Members’ respective Affiliates, are primarily used in, or are necessary for the continued conduct of the Business, and would otherwise be deemed Assets, then the applicable Member shall cause such party to contribute such assets and property to the Company, free and clear of all Liens, prior to the Closing Date.

1.3.    Excluded Assets. Notwithstanding anything to the contrary contained herein, the Assets do not include the following which, prior to the Closing Date, shall either be distributed out of the Company or otherwise terminated (collectively, the “Excluded Assets”):

  (a)    Employee Benefit Plans relating to the employees of the Business and any and all rights therein or in the assets thereof;

  (b)    all contracts not identified as Assumed Contracts on Schedule 4.9;

  (c)    all cash-on-hand and cash equivalents as of the Closing Date; and

  (d)    all personal effects of the Members not used in connection with the operation of the Business as specified in Schedule 1.3(d).

1.4.    Excluded Liabilities. Notwithstanding anything to the contrary contained in this Agreement or in any Transaction Document, and regardless of whether such liability is disclosed in this Agreement, in any Transaction Documents or on any Schedule or Exhibit hereto or thereto, the Company shall only be responsible for the following liabilities and obligations: (a) those which arose prior to the Closing Date and represent normal and current trade payables incurred by the Company in connection with the operation of the Business in the ordinary course of business, consistent with past custom and practice (and which are not delinquent), and are specifically set forth on Schedule 1.4(a) (“Accounts Payable”); (b) the other accrued liabilities of the Company which have been incurred in the ordinary course of business, consistent with past custom and practice and which are specifically set forth on Schedule 1.4(b) (“Accrued Liabilities”); (c) the Company’s external (non delinquent) bank debt and underlying Liens in the amount of One Million Eight Hundred Twenty-Seven Thousand Three Hundred Four Dollars ($1,837,304) as of April 30, 2007, provided that such debt is consistent with the amount set forth above (the “Bank Debt”); and (d) those first arising after the Closing Date under any Assumed Contract (except for any liability or obligation arising from any breach or failure to perform under any of the foregoing prior to the Closing Date) (collectively, the “Permitted Liabilities”). From and after the Closing Date and except for the Permitted Liabilities, the Company shall have no responsibility or liability for any other debts, liabilities or obligations of the Business, the Company, the Members or any of their respective Affiliates of any kind or nature whatsoever, arising out of, relating to, resulting from, or caused by any transaction, status, event, condition, occurrence or situation relating to, arising out of or in connection with the Business, the Assets, the Company or the Members existing, arising or occurring on or prior to the Closing Date, including, without limitation, any liabilities or obligations relating to or arising from the Excluded Assets (the “Excluded Liabilities”).

1.5.    Satisfaction of Liabilities. Excluding the Permitted Liabilities, the Members agree to satisfy all liabilities of the Company prior to the Closing Date or as soon as is reasonably practicable thereafter, which liabilities include, without limitation:

  (a)    all payroll expense and other compensation due and owing the Company’s employees for the period preceding the Closing Date (excluding any paid time off or other employee-related accruals to the extent they are included in Accrued Liabilities), and

  (b)    all Taxes, including payroll taxes, sales taxes and income taxes accrued up to the Closing Date (but excluding any such Taxes to the extent they are included in Accrued Liabilities).

ARTICLE II.
 SALE OF MEMBERSHIP INTERESTS BY THE MEMBERS TO NOVAMED

2.1.    Sale of Membership Interests. In reliance upon the representations and warranties of NovaMed contained herein, and on the terms and conditions hereinafter set forth (including the payment of the Purchase Price), the Members hereby agree to collectively sell, assign, transfer, convey and deliver to NovaMed (or its designee) at the Closing, free and clear of all Liens, all of the Members’ right, title and interest in and to sixty-two and fifty hundredths of one percent (62.5%) of the issued and outstanding Membership Interests (the “Purchased Interests”), with each Member’s transfer of his, her or its respective Purchased Interests to NovaMed to be as set forth on Schedule 2.1 attached hereto. In reliance upon the representations and warranties of the Members contained herein, and on the terms and conditions hereinafter set forth, NovaMed hereby agrees to purchase such Purchased Interests from the Members for the Purchase Price set forth in Article III hereof and payable to the Members in accordance with Schedule 2.1.

2.2.    Ownership of the Company following Transactions and Payment of Purchase Price. As a result of the sales described in this Article II: (a) NovaMed will own sixty-two and fifty hundredths of one percent (62.5%) of the Membership Interests in the Company, and (b) the Members, other than ASCOA and Becker, will collectively own thirty-seven and fifty hundredths of one percent (37.5%) of the Membership Interests in accordance with Schedule 2.1. Further, the Members will each receive their respective pro-rata portion of the Purchase Price (“Pro-Rata Share”), as set forth on Schedule 2.1 and agreed to by the Members, with each such Pro-Rata Share being reduced by fees related to the transactions described herein, as reflected on Schedule 2.1 (e.g., attorneys fees, accountant fees etc.)

ARTICLE III.
 CONSIDERATION AND MANNER OF PAYMENT

3.1.    Purchase Price. The aggregate purchase price for the Purchased Interests shall be Twenty-Four Million Six Hundred Thousand Dollars ($24,600,000) (the “Purchase Price”). The Purchase Price shall be allocated among the Members in accordance with Schedule 2.1.

3.2.    Payment of Purchase Price. At the Closing, NovaMed will pay to the Members, by wire transfer of immediately available funds to each Member’s designated bank account, an amount equal to each such Member’s Pro Rata Share of the Purchase Price as set forth on Schedule 2.1 (which reflects the reductions described in Section 2.2 hereof), according to the wire transfer instructions attached as Exhibit 3.2.

ARTICLE IV.
 MEMBERS’ REPRESENTATIONS AND WARRANTIES

Each Member hereby represents and warrants, jointly and severally, to NovaMed as of the Closing Date, as follows:

4.1.    Organization, Good Standing and Authority. The Company is a limited liability company duly organized, validly existing and in good standing under Michigan law. The Company and each of the Members have full capacity, power, right and authority to enter into and perform their respective obligations under this Agreement and each of the Transaction Documents to which each of them is a party. This Agreement and each of the Transaction Documents to which each is a party have been duly executed and delivered by each of the Company and the Members, and constitute the valid and binding obligations of the Company and the Members, enforceable against them in accordance with their respective terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the rights of creditors generally and the availability of equitable remedies.

4.2.    Assets. The Company has full power and authority to carry on the Business as it is now being conducted and to own and hold under lease the properties and assets it now owns or holds under lease. The Assets constitute all material tangible or intangible property, rights and assets necessary for the conduct by the Company of the Business as conducted during the twelve (12) months immediately preceding the Closing Date and, to the knowledge of any Member, there is no need to acquire or replace any material assets outside of the ordinary course of business in the next six (6) months, except as set forth on Schedule 4.2. The Company has good and marketable title to the Assets, in each case free and clear of any and all Liens other than in connection with the Permitted Liabilities. All of the Assets that are personal property are in operable condition, normal wear and tear excepted, and repair and none of such property requires any repair or replacement except for maintenance in the ordinary course of business. Except as set forth on Schedule 4.2, none of the Assets are held under any lease, security agreement, conditional sales contract or other title retention or security agreement or is located other than at the Facility.

4.3.    Approvals. Except as set forth on Schedule 4.3, no consent, approval, order or authorization of, or registration, declaration, notice or filing with, any national, state, provincial, local, governmental, judicial, public, quasi-public or administrative authority or agency (collectively, “Governmental Authority”) or other Person is required to be made or obtained by the Company or any Member in connection with the authorization, execution, delivery and performance of this Agreement or any other Transaction Document, or the consummation of the transactions contemplated hereby or thereby.

4.4.    Membership Interests.

  (a)    Immediately prior to the Closing Date, the Members will be the only record and beneficial holders of the Membership Interests. Each Member has good and marketable title to the Membership Interests free and clear of all Liens, and has full right, power and authority to transfer the Purchased Interests to NovaMed as provided herein, without obtaining the consent of any third party (other than the Manager of the Company (the “Manager”), except as otherwise restricted pursuant to and in accordance with the terms and conditions of the existing Operating Agreement of the Company. Upon the consummation of the transactions contemplated herein: (a) the Members shall have transferred to NovaMed good and marketable title to the Purchased Interests free and clear of all Liens; (b) NovaMed shall own sixty-two and fifty hundredths of one percent (62.5%) of all of the issued and outstanding membership interests in the Company; and (c) the Members, other than ASCOA and Becker, will collectively own thirty-seven and fifty hundredths of one percent (37.5%) of the Membership Interests in accordance with Schedule 2.1.

  (b)    There are no outstanding options, rights (preemptive or otherwise), warrants, calls, convertible securities or commitments or any other arrangements to which any Member or the Company is a party requiring the issuance, sale or transfer of any equity securities of, or equity interest in, the Company, or any securities convertible directly or indirectly into equity securities of the Company, or evidencing the right to subscribe for any equity securities of, or equity interest in, the Company, or giving any Person (other than NovaMed) any rights with respect to the equity of the Company. Except as set forth in the existing Operating Agreement, there are no voting agreements, voting trusts or other agreements (including cumulative voting rights), commitments or understandings with respect to the Membership Interests. The Company has not previously owned, and does not currently own or have any agreement or contract to acquire, any equity securities, other securities or other interests in any Person or any direct or indirect equity or ownership interest in any other business.

  (c)    Upon consummation of the transactions provided for in this Agreement and in accordance with the terms hereof, NovaMed will be vested with good and marketable title to the Purchased Interests, free and clear of any Liens, other than Liens created by NovaMed.

4.5.    Financial Statements. The Company has previously delivered to NovaMed unaudited financial statements of the Company, to the extent available, for the years ending December 31, 2005 and December 31, 2006, and interim financial statements for the four (4) month period ending on April 30, 2007, consisting of an income statement and balance sheet (collectively, the “Financial Statements”). Except as set forth on Schedule 4.5, each of the Financial Statements (a) has been prepared in accordance with generally accepted accounting principles; (b) is true, complete and correct in all material respects as of the respective dates and for the respective periods above stated; (c) fairly presents in all material respects the financial position of the Company at such dates and the results of its operations for the periods ended on such dates; and (d) is consistent with the Company’s books and records.

4.6.    Absence of Undisclosed Liabilities. Neither the Company nor any of the Members, with respect to the Business, has any material debts, liabilities or obligations of any nature (whether accrued, absolute, contingent, direct, indirect, perfected, inchoate, unliquidated or otherwise and whether due or to become due) arising out of transactions entered into at or prior to the Closing, or any transaction, series of transactions, action or inaction at or prior to the Closing, or any state of facts or condition existing at or prior to the Closing (regardless of when such liability or obligation is asserted), including, but in no way limited to, guarantees, liabilities or obligations on account of Taxes or governmental charges or penalties, interest or fines thereon or in respect thereof, except: (a) to the extent specifically reflected and accrued for or reserved against in the Financial Statements, or (b) for liabilities specifically delineated on Schedule 4.6.

4.7.    Inventory. All of the Inventory is usable in the ordinary course of business, is fully paid for and, except as described on Schedule 1.2(a), not subject to consignment or conditional sales arrangements and no material portion of the Inventory is obsolete or damaged.

4.8.    Taxes. Except as described on Schedule 4.8, the Company has filed all Tax Returns on a timely basis that it is required to have filed in connection with the operation of the Business, and such returns are true, complete and correct. Except as described on Schedule 4.8, the Company has paid all Taxes, interest and penalties, if any, reflected on such Tax Returns or otherwise due and payable by them. Except as set forth on Schedule 4.8, any deficiencies proposed as a result of any governmental audits of such Tax Returns have been paid or settled, and there are no present disputes as to Taxes payable by the Company in connection with the operation of the Business. With respect to all amounts of Taxes imposed on the Company for which the Company is or could be liable, whether to taxing authorities or to other Persons, with respect to all taxable periods or portions of periods ending on or before the Closing Date, all applicable Tax laws and agreements have been complied with in all material respects, and all such amounts required to be paid by the Company to taxing authorities or others on or before the Closing Date have been paid, or have been fully accrued for or fully reserved against on the Financial Statements, except as set forth on Schedule 4.8. To the knowledge of the Company, except as described on Schedule 4.8, no issues have been raised and are currently pending by any taxing authority in connection with any of the Tax Returns. No waivers of statutes of limitations with respect to the Tax Returns have been given by or requested from the Company or any Member. There are no Liens for Taxes (other than current taxes not yet due and payable) upon any asset of the Company. The Company is not a party to any Tax-indemnity, Tax-sharing, Tax allocation or other similar agreements or arrangements.

4.9.    Material Contracts. Schedule 4.9 sets forth a true, correct and complete list of every material written contract, agreement, relationship or commitment, every material oral contract, commitment, agreement or relationship, to which the Company or any of the Members is a party or by which the Company or any of the Members is bound, as they relate to the Business (the “Material Contracts”), true, correct and complete copies of which previously have been furnished to NovaMed, including all amendments or other modifications thereto. Except as set forth on Schedule 4.9, neither the Company nor any of the Members is in default, and no event has occurred which with the giving of notice or the passage of time or both would constitute a default by such party, under any Material Contract, and, to the knowledge of the Company or any of the Members, no event has occurred which with the giving of notice or the passage of time would constitute such a default by any party to any such Material Contract.

4.10.      Real Property. The Company does not own any real property. The Company has, and will have following the consummation of the transactions contemplated herein, a valid leasehold interest in the real property (the “Leased Real Property”) which it holds under the lease described in Schedule 4.10 (the“Real Property Lease”), free and clear of all Liens, except for Liens for current property taxes not yet due and payable. The Leased Real Property constitutes all real properties used or occupied by the Company. The Company has valid leasehold interest in the Leased Real Property, which leasehold interest is free and clear of all Liens, except for Liens created by the Company. With respect to the Leased Real Property: (a) to the Knowledge of the Company, the Company has all easements and rights necessary to conduct the Business; (b) no portion thereof is subject to any pending or, to the actual knowledge of the Company, threatened condemnation proceeding or proceeding by any public authority; (c) the buildings, plants and structures, including heating, ventilation and air conditioning systems, roof, foundation and floors, are in good operating condition and repair, subject only to ordinary wear and tear, and are not in violation of any zoning or other Rules; (d) there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of any parcel of Leased Real Property; and (e) the Leased Real Property is supplied with utilities and other services necessary for the operation of the Business as the Business is currently operated using the Leased Real Property.

4.11.      Litigation. Except as set forth on Schedule 4.11, there are no claims, counterclaims, actions, suits, orders, proceedings (arbitration, mediation or otherwise), investigations or judgments pending or, to the knowledge of any Member or the Company, threatened against or involving the Company, the Business or, with respect to the Business, any Member, or relating to the transactions contemplated hereby, at law or in equity, in any court or agency, or before or by any Governmental Authority nor, to the actual knowledge of any Member, are there any facts, conditions or incidents that could reasonably expected to result in any such actions, suits, proceedings (arbitration, mediation or otherwise) or investigations or judgments. Except as set forth on Schedule 4.11, neither the Company nor any Member is subject to any judgment, order or decree of any court or Governmental Authority. To the Knowledge of the Company, none of the matters set forth on Schedule 4.11 could reasonably be expected to result in any Material Adverse Effect on the Company, the Assets or the Business.

4.12.     Compliance with Applicable Laws; Permits.

 (a)    The Company and each of the Members, in the conduct of the Business, have complied, in all material respects, with applicable federal, state and local laws and the rules and regulations of all Governmental Authorities having authority over them, including, without limitation, agencies concerned with occupational safety, environmental protection, employment practices, Fraud and Abuse Laws and Medicare and Medicaid requirements applicable to the Members’ and the Company’s billing procedures (except denials of claims in the ordinary course of business). Neither the Company nor any Member has received any notice of the Company’s violation of any such rules or regulations, whether corrected or not, within the last five (5) years. The Company is eligible to receive payment under Titles XVIII (Medicare) and XIX (Medicaid) of the Social Security Act. The Company has timely and accurately filed (in all material respects) all requisite reports, returns, data, and other information required by all Governmental Authorities which control, directly or indirectly, any of the Company’s activities to be filed with any commissions, boards, bureaus, and agencies and has paid all sums heretofore due with respect to such reports and returns unless such sums are being disputed in good faith and are set forth on Schedule 4.12(a). No such report or return has been inaccurate, incomplete or misleading in any material respect. The Company has timely and accurately filed all requisite reimbursable claims and other reports required to be filed or otherwise filed in connection with all state and federal Medicare and Medicaid programs in which the Company participates that are due on or before the Closing Date or which relate to services provided on or before the Closing Date, and the Company has not billed for any services that were not provided at the Facility. There are no claims scheduled, pending or, to the knowledge of the Company or any of the Members, threatened before any authority, including, without limitation, any intermediary, carrier, or other state or federal agency with respect to any Medicare and Medicaid claim filed by the Company on or before the Closing Date. Except for routinely scheduled Medicare and Medicaid program participation and certification surveys pursuant to the Company’s Medicare and Medicaid contracts and filings, no program integrity review related to the Company has been conducted by any authority in connection with the Medicare or Medicaid programs and no such review is scheduled, pending, or to the actual knowledge of the Company or any of the Members, threatened against or affecting Company, the Business, the Facility, or the consummation of the transactions contemplated hereby.

 (b)    The Company holds all the permits, licenses, certificates of need and other approvals of Governmental Authorities necessary or material for the current conduct, ownership, use, occupancy and operation of the Business and the Leased Real Property, including, without limitation, those identified on Schedule 4.12(b) (“Permits”). The Company is in compliance with such Permits, all of which are in full force and effect, and the Company has not received any notices (written or oral) to the contrary. All of the Permits are in good standing, and to the Knowledge of the Company, no suspension, cancellation or adverse action is threatened against the Permits, and there is no reasonable basis for believing that any Permits will not be renewed upon expiration.

 (c)    The Company and each of the Members, in connection with the Business, are not in violation of any applicable fraud and abuse laws including, without limitation, 18 U.S.C. §201 (bribery of public officials); 18 U.S.C. §286 (conspiracy to defraud government with respect to claims); 18 U.S.C. §287 (false, fictitious or fraudulent claims); 18 U.S.C. §371 (conspiracy to commit offense or to defraud the government); 18 U.S.C. §666 (theft or bribery concerning programs receiving federal funds); 42 U.S.C. §1320a-7a (civil monetary penalties); 42 U.S.C. §1320a-7b (criminal penalties); and 42 U.S.C. §1395nn (prohibited referrals), each as they may be amended or renumbered from time to time.

4.13.     Transaction Not a Breach. Except as set forth on Section 4.13, the execution, delivery and performance by the Company and each of the Members of this Agreement and the Transaction Documents will not:

 (a)    Result in a breach of any of the terms or conditions of, or constitute a default under, or in any manner release any party thereto from any obligation under any mortgage, note, bond, indenture, contract, agreement, license or other instrument or obligation of any kind or nature by which the Company or Business may be bound or affected;

 (b)    Violate or conflict with any order, writ or injunction of any court, administrative agency or Governmental Authority to which the Company or any Member is subject;

 (c)    Constitute an event which would permit any party to terminate any agreement or accelerate the maturity of any indebtedness or other obligation;

 (d)    Violate any provision of the organizational documents of the Company, including, but not limited to, the Articles of Organization and existing Operating Agreement of the Company;

 (e)    Result in the creation or imposition of any Lien upon any property of the Company or the Assets; or

 (f)    Require any authorization, consent, approval, exemption or other action by or notice to any court, Governmental Authority or any other Person.

4.14.     Conduct of Business. Since the Review Date, the Company has conducted the Business in the ordinary course of business, consistent with past custom and practice, and has incurred no material liabilities other than in the ordinary course of business, consistent with past custom and practice, and there has been no Material Adverse Effect on the Assets, financial condition, operating results, employee or patient relations, business activities or business prospects of the Company or the Business. Without limitation of the foregoing, since the Review Date, the Company has not, except in the ordinary course of business, consistent with past custom and practice, or as otherwise set forth on Schedule 4.14:

 (a)    Incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due, whether individually or in the aggregate, that has had or could be reasonably expected to result in a Material Adverse Effect on the Business, the Company or any of the Assets;

 (b)    Pledged or subjected any of its assets having an aggregate value in excess of Ten Thousand Dollars ($10,000) to any Lien;

 (c)    Voluntarily or involuntarily sold, transferred, abandoned, surrendered, leased or otherwise disposed of any of its assets having an aggregate value in excess of Twenty-Five Thousand Dollars ($25,000);

 (d)    Canceled or compromised any material debt or claim, or waived or released any right of substantial value;

 (e)    Received any notice of termination of any contract, lease or other agreement, or suffered any damage, destruction or loss that, individually or in the aggregate, has had or could be reasonably expected to result in a Material Adverse Effect on the Business, the Company or any of the Assets;

 (f)    Instituted, settled or agreed to settle any litigation, action, proceeding or arbitration;

 (g)    Made any purchase commitment other than in the ordinary course of business, consistent with past custom and practice, exceeding Ten Thousand Dollars ($10,000) per commitment or Twenty-Five Thousand Dollars ($25,000) in the aggregate;

 (h)    Modified the timing, course of conduct or other cash management activities with respect to the collection of accounts receivable of the Business;

 (i)    Failed to pay any accounts or notes payable or any other obligations consistent with past practices, except for bona fide disputes arising in the ordinary course of business;

 (j)    Entered into any material transaction, contract or commitment other than in the ordinary course of business, consistent with past custom and practice, other than the transactions contemplated by the Transaction Documents;

 (k)    Suffered any event or events, whether individually or in the aggregate, that has had or could be reasonably expected to result in a Material Adverse Effect on the Business, the Company or any of the Assets; or

 (l)    Issued any equity interests or entered into any agreement or understanding to do so.

4.15.    Health, Safety and Environment. The Company has never generated, transported, treated, stored, disposed of or otherwise handled any Hazardous Materials at any site, location or facility in connection with its Business or any of its assets in violation of any applicable Environmental and Safety Requirements (as defined herein) nor does the Leased Real Property contain (including containment by means of any underground storage tank) any Hazardous Materials. The Company: (a) is in material compliance with all applicable federal, state and local laws, rules, regulations, ordinances and requirements relating to public health and safety, worker health and safety and pollution and protection of the environment, all as amended (“Environmental and Safety Requirements”), and (b) possesses all required permits, licenses, certifications and approvals and has filed all notices or applications required thereby or pertaining thereto. The Company has never been subject to, or received any written notice of, any private, administrative or judicial inquiry, investigation, order or action, or any written notice of any intended or threatened private, administrative, or judicial inquiry, investigation, order or action relating to the presence or alleged presence of Hazardous Materials in, under or upon any property leased or owned by the Company, nor is the Company or any Member aware of any such inquiry, investigation, order, action or notice. There are no pending, or to the knowledge of any Member, threatened, investigations, actions, orders or proceedings (or written notices of potential investigations, actions, orders or proceedings) from any Governmental Authority or any other entity regarding any matter relating to Environmental and Safety Requirements.

4.16.    Employees. Schedule 4.16 contains a true, complete and correct list setting forth the names, title and current compensation rate and compensation of all individuals employed by the Company as of the recent date stated thereon. There has been no material increase, other than in the ordinary course of business, consistent with past custom and practice, in the compensation or rate of compensation payable to any employees of the Company since the Review Date, nor since that date has there been any promise to any employee listed on Schedule 4.16, orally or in writing, of any bonus or increase in compensation, except for increases in the ordinary course of business consistent with the Company’s past compensation practices and listed on Schedule 4.16, and obligations incurred under existing bonus, insurance, pension or other Employee Benefit Plans described on Schedule 4.19 or Schedule 4.20. Except as set forth on Schedule 4.16, there has been no promise to any employee listed on Schedule 4.16, orally or in writing, of any guaranty of employment following the Closing Date.

4.17.    Insurance. The Company has obtained and maintained in full force and effect commercially reasonable amounts of insurance to protect it and the Business against the types of liabilities, including medical malpractice, customarily insured against by Persons operating a business of similar size and nature to the Business, and all premiums due through the Closing Date on such policies have been paid. The Company has complied in all material respects with the provisions of all such policies. The Company has previously delivered to NovaMed complete and correct copies of all such policies, together with all riders and amendments thereto. Except as set forth on Schedule 4.17, there are no claims or asserted claims reported to insurers under such policies, including all medical malpractice claims and similar types of claims, actions or proceedings asserted against any of the Company and the Members (as it may relate to the Business) at any time within the past five (5) years. As of the Closing Date, each of the Members have caused the Company to report any pending or threatened claims as of the Closing Date to the Company’s insurance carrier for coverage under the policy in place prior to the Closing Date.

4.18.    Affiliate Transactions. Excluding ordinary course distributions to its equity holders, there are no transactions involving the transfer of any cash, property or rights to or from the Company from, to or for the benefit of any Affiliate or former Affiliate of the Company (“Affiliate Transactions”) during the period commencing two (2) years prior to the Closing Date or any existing commitments of the Company to engage in the future in any Affiliate Transactions.

4.19.    Employee Benefit Plans. Except as set forth in Schedule 4.19, neither the Company nor any Affiliate of the Company has at any time maintained, sponsored, adopted, made contributions to, obligated itself or had any liability with respect to: (a) any “Employee Pension Benefit Plan” (as such term is defined in Section 3(2) of ERISA); (b) any “Employee Welfare Benefit Plan” (as defined in Section 3(1) of ERISA); (c) any “Multi-Employer Plan” (as defined in Section 3(37) of ERISA); (iii) any collective bargaining agreement, plan of deferred compensation, medical plan, life insurance plan, long-term disability plan, dental plan or other plan providing for the welfare of any of the Company’s employees or former employees or beneficiaries thereof, personnel policy (including, but not limited to, vacation time, holiday pay, service award, bonus programs, moving expense reimbursement programs and sick leave) or material fringe benefit; and (d) any excess benefit plan, bonus or incentive plan (including, but not limited to, stock options, restricted stock, stock bonus and deferred bonus plans), severance agreement, top hat plan or deferred compensation plan, salary reduction agreement, change-of-control agreement, employment agreement, consulting agreement or any other benefit plan, policy, program, arrangement, agreement or contract, whether or not written or terminated, with respect to any employee, former employee, director, independent contractor, or any beneficiary or dependent thereof (all such plans, policies, programs, arrangements, agreements and contracts, including those that are set forth on Schedule 4.19 (“Scheduled Plans”), are referred in this Agreement to as “Employee Benefit Plans”).

 (a)    The Employee Benefit Plans are in compliance with governing documents and with applicable law.

 (b)    Except as noted on Schedule 4.19, all Employee Benefit Plans shall be terminated or frozen as of the Closing Date in accordance with Section 6.3 hereof.

 (c)    The Members have delivered to NovaMed a complete and accurate copy, as of the Closing, of each written Scheduled Plan, together with a copy of financial statements, actuarial reports and Form 5500 annual reports (including required schedules), if any, for the three (3) most recent plan years, the most recent Internal Revenue Service (“IRS”) determination letter or IRS recognition of exemption; any other material letter, ruling or notice issued by any Governmental Authority with respect to each such plan, a copy of each trust agreement, insurance contract or other funding vehicle, if any, the current summary plan description or summary of material modifications with respect to each such plan, and a copy or description of each other general explanation or written or oral communication which describes any material term of any such plan that has not previously been disclosed to NovaMed pursuant to this Section. Schedule 4.19 contains a description of the material terms of any unwritten Scheduled Plan as of the Closing Date.

 (d)    With respect to each Employee Benefit Plan, there are no claims or other proceedings pending or threatened with respect to the assets thereof (other than routine claims for benefits), and there are no facts which could reasonably give rise to any liability, claim or other proceeding against any Employee Benefit Plan, any fiduciary or plan administrator or other Person dealing with any Employee Benefit Plan or the assets of any such plan.

 (e)    With respect to each Employee Benefit Plan, no Person: (i) has entered into any “prohibited transaction,” as such term is defined in ERISA or the Code and the regulations, administrative rulings and case law thereunder; (ii) has breached a fiduciary obligation or violated Sections 402, 403, 405, 503, 510 or 511 of ERISA; (iii) has any liability for any failure to act or comply in connection with the administration or investment of the assets of such plans; or (iv) engaged in any transaction or otherwise acted with respect to such plans in such a manner which could subject the Company or any fiduciary or plan administrator or any other Person dealing with any such plan, to liability under Sections 409 or 502 of ERISA or Sections 4972 or 4976 through 4980B of the Code.

 (f)    Neither the Company nor any Affiliate of the Company has at any time participated in, made contributions to or had any other liability with respect to any Employee Benefit Plan which is a “multi-employer plan” as defined in Section 4001 of ERISA, a “multi-employer plan” within the meaning of Section 3(37) of ERISA, a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

 (g)    Neither the Company nor any Affiliate of the Company has at any time maintained, contributed to, or obligated itself or otherwise had any liability with respect to, any funded or unfunded employee welfare plan, whether or not terminated, which provides medical, health, life insurance or other welfare-type benefits for current or future retirees or current or future former employees, their spouses or dependents or any other Persons (except for limited continued medical benefit coverage for former employees, their spouses and other dependents as required to be provided under Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA and the accompanying proposed regulations or state continuation coverage laws (“COBRA”)).

 (h)    The Company and each Employee Benefit plan which is subject to the requirements of COBRA has been, is, and will be as of the Closing Date, in compliance with the requirements of COBRA.

4.20.    Personnel Agreements, Plans and Arrangements. Except as listed in Schedule 4.20, neither the Company nor any Member (as it may relate to the Business) is a party to or obligated in connection with the Business with respect to any outstanding contracts with any current or former employees, agents, consultants, or advisers.

4.21.    Certain Payments. Neither the Company, the Members, any director, manager, officer, agent, or employee of the Company or, to the knowledge of the Company or any Member, any other Person associated with or acting for or on behalf of the Company has, directly or indirectly, made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (a) for securing patients or referrals; (b) for patients or referrals secured; (d) to obtain special concessions or for special concessions already obtained, for or in respect of the Company; or (e) in violation of any law.

4.22.    Workers Compensation. Schedule 4.22 sets forth all expenses, obligations, duties and liabilities relating to any pending, or, to the knowledge of the Company or any Member, threatened or ongoing claims by employees and former employees (including dependents and spouses) of the Company (or its predecessors), and the extent of any specific accrual on or reserve therefor set forth on the Financial Statements, for costs, expenses and other liabilities under any workers compensation laws, regulations, requirements or programs. Except as set forth on Schedule 4.22, no claim, injury, fact, event or condition exists which would give rise to a material claim by any employees or former employees (including dependents and spouses) of the Company under any workers compensation laws, regulations, requirements or programs.

4.23.    Accounts Receivable/Accounts Payable.

 (a)    Accounts Receivable. Except as set forth on Schedule 4.23(a), the Accounts Receivable are valid, binding and legally enforceable obligations and are owned by the Company free and clear of all Liens, and, except for contractual allowances, reserves for bad debts and other adjustments that are consistent with those adjustments made in preparing the Financial Statements in all material respects, and, to the Knowledge of the Company, will not be subject to any offset, counterclaim or other adverse claim or defense. The Accounts Receivable arose in the ordinary and usual course of business and the Accounts Receivable are set forth on the books and records of the Company. Schedule 4.23(a) contains a complete and accurate list of all Accounts Receivable as of the recent date stated thereon, which list represents the Accounts Receivable after adjusting for contractual allowances and bad debt reserves. Neither the Company nor the Members are guaranteeing the collectibility of the Accounts Receivable; provided, however, except as set forth on Schedule 4.23(a), the Company and each of the Members do not know of any reason why the Accounts Receivable would not be collectible according to approximately the same ratios as accounts receivable have been historically collectible.

 (b)    Accounts Payable and Accrued Liabilities. Schedule 1.4(a) and Schedule 1.4(b) sets forth a complete and correct list of the Accounts Payable and Accrued Liabilities. Each of the Accounts Payable and Accrued Liabilities are valid and have been incurred in connection with the operation of the Business in the ordinary course of business, consistent with the Company’s past custom and practice.

4.24.    Brokers. All negotiations relating to this Agreement and the Transaction Documents, and the transactions contemplated hereby and thereby, have been carried on without the intervention of any Person acting on behalf of any of the Company or any Member in such a manner as to give rise to any valid claim for any broker’s or finder’s fee or similar compensation against NovaMed.

4.25.    HIPAA. (a) All of the Assets, including, without limitation, any computer hardware and/or software, are in material compliance with the Health Insurance Portability and Accountability Act of 1996 (Public Law 104-91, 42 U.S.C. 1301 et. seq.) and regulations promulgated thereunder (collectively, “HIPAA”), and applicable state laws having similar subject matter to HIPAA (“State HIPAA”), and (b) the Company has and continues to conduct its Business and activities, including, without limitation, its billing and collection activities, its Medical Records management activities, and its general practice management activities, in a manner that materially complies with HIPAA and State HIPAA.

4.26.    Rate Appeals. Except for appeals in the ordinary course of business, the Company does not have any rate appeal currently pending before any Governmental Authority or any administrator of any third-party payor program.

4.27.    Physicians. None of the physicians who utilize the Facility (including, without limitation, those Members utilizing the Facility) (collectively, the “Physicians”) have to the Knowledge of the Company or any Member, threatened to discontinue or to terminate his or her relationship with the Company and the provision of services at the Facility. Except as set forth in Schedule 4.27, none of the Physicians, to the Knowledge of the Company or any Member, has expressed plans (i) retire from the practice of medicine in the next five (5) years, (ii) to be involved in the development or operations of another ambulatory surgery center, or (iii) to relocate their residence and/or primary medical practice outside of the Kalamazoo metropolitan area. During the three (3) years preceding the Closing Date, each of the Physicians:

 (a)    Has been duly licensed and registered, and is in good standing by their state to engage in the practice of medicine, and said license and registration have not been suspended, revoked or restricted in any manner, and

 (b)    Has had valid professional liability insurance in place in amounts not less than commercially reasonable levels and has not indicated any intent to terminate or reduce his or her professional liability coverage.

4.28.    Certain Representations With Respect to the Facility.

 (a)    The Facility is qualified for participation in the Medicare program. Complete and accurate copies of the Facility’s existing Medicare contracts have been furnished to NovaMed. The Company is presently in material compliance with all of the terms, conditions and provisions of such contracts.

 (b)    The Facility is qualified for participation in the Medicaid program. Complete and accurate copies of the Company’s existing Medicaid contracts have been furnished to NovaMed. The Company is presently in material compliance with all of the terms, conditions and provisions of such contracts.

4.29.    Bank Accounts. Schedule 4.29 contains a complete and accurate list of each bank at which the Company has an account or safe deposit box, the number of each such account or box, and the names of all Persons authorized to draw on such accounts or to have access to such boxes.

4.30.    No Designated Health Services. The Company has not provided, does not provide and has no intention of providing any services that constitute “designated health services” within the meaning of 42 U.S.C. § 1395nn.

4.31.    No Misrepresentation. None of the representations and warranties of the Members set forth in this Agreement, in any of the certificates, schedules, lists, documents, exhibits, or other instruments delivered, or to be delivered, to NovaMed as contemplated by any provision hereof (including the Transaction Documents), contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein or therein not misleading. To the Knowledge of any Member or the Company, there are no material facts which have not been disclosed to NovaMed which have a Material Adverse Effect, or could reasonably be anticipated to have a Material Adverse Effect, on the Business or the Company or any Member’s ability to consummate the transactions contemplated hereby.

4.32     No Additional Representations and Warranties. Except as specifically set forth in this Agreement, the Schedules to this Agreement, or in any Transaction Document to which any of the Members is a party, other than that which may form the basis of fraud by NovaMed, each Member makes no representation or warranty, express or implied (including, any implied representation or warranty as to the condition, merchantability, suitability or fitness of a particular purposes of any of the Assets), (a) as to any matter whatsoever relating to the Purchased Interests, the Assets, or the Business, and (b) as to the accuracy or completeness of any information regarding the Company or the Business. For the avoidance of doubt, the provisions of this Section 4.32 shall in no way limit the basis upon which NovaMed may assert a fraud or fraud in the inducement claim or cause of action against any of the Members, nor shall this Section 4.32 serve as the basis for any defense to such fraud or fraud in the inducement claim or cause of action asserted by NovaMed against any of the Members or any other Person.

ARTICLE V.
NOVAMED’S REPRESENTATIONS AND WARRANTIES

NovaMed hereby represents and warrants to the Members as of the Closing Date as follows:

5.1.      Organization. NovaMed is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

5.2.      Authorization. NovaMed has full power, right and authority to enter into and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party. The execution, delivery and performance by NovaMed of this Agreement and each of the Transaction Documents to which it is a party have been duly and properly authorized by all requisite corporate action in accordance with applicable law and with NovaMed’s Certificate of Incorporation. This Agreement and each of the Transaction Documents to which NovaMed is a party have been duly executed and delivered by NovaMed and are the valid and binding obligation of NovaMed and are enforceable against NovaMed in accordance with their respective terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the rights of creditors generally and the availability of equitable remedies.

5.3.      Transaction Not a Breach. The execution, delivery and performance of this Agreement and the Transaction Documents by NovaMed will not violate and conflict with, or result in the breach of any of the terms, conditions, or provisions of NovaMed’s Certificate of Incorporation or of any contract, agreement, mortgage, or other instrument or obligation of any nature to which NovaMed is a party or by which NovaMed is bound.

5.4.      Acquisition of the Purchased Interests.

 (a)    NovaMed acknowledges that the Purchased Interests will be sold to NovaMed pursuant to Section 4(2) of the Securities Act of 1933, as amended, and applicable state securities laws. NovaMed is acquiring the Purchased Interests for its own account and not with a view to the distribution or resale thereof. NovaMed has no intention of selling the Purchased Interests in a public distribution in violation of federal securities laws or any applicable state securities laws.

 (b)    As of the Closing Date, NovaMed is not currently and actively engaged in any material negotiations with any other party with respect to a pending transaction involving the sale or assignment of a majority interest in NovaMed or other change of control of NovaMed. This Section 5.4(b) shall only survive the Closing for a period of three (3) months following the Closing Date.

5.5.      Broker. All negotiations relating to this Agreement and the Transaction Documents, and the transactions contemplated hereby and thereby, have been carried on without the intervention of any Person acting on behalf of NovaMed in such a manner as to give rise to any valid claim for any broker’s or finder’s fee or similar compensation against any of the Members.

5.6.      No Misrepresentation. None of the representations and warranties of NovaMed set forth in this Agreement or in any of the certificates, schedules, lists, documents, exhibits, or other instruments delivered, or to be delivered, to the Members as contemplated by any provision hereof (including the Transaction Documents), contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein or therein not misleading. To the actual knowledge of NovaMed, there are no material facts which have not been disclosed to the Company and the Members which have a Material Adverse Effect, or could reasonably be anticipated to have a Material Adverse Effect, on NovaMed’s ability to consummate the transactions contemplated hereby.

5.7.      Litigations and Proceedings. To the Knowledge of NovaMed, there are no claims counterclaims, actions, suits, orders, proceedings (arbitration, mediation or otherwise), investigations or judgments pending or, threatened, relating to the transactions contemplated hereby, at law or in equity, in any court or agency, or before or by any Governmental Authority.

5.8           Financing. On the Closing Date, NovaMed will have sufficient cash and/or available credit facilities to pay the Purchase Price and to make any other necessary payment of fees and expenses in connection with consummation of the acquisition of the Purchased Interests as contemplated by this Agreement. On the next day immediately following the consummation of the transactions contemplated by this Agreement, NovaMed will have positive net worth (calculated in accordance with GAAP) and will not be insolvent (as defined under the U.S. Bankruptcy Code).

ARTICLE VI.
ADDITIONAL AGREEMENTS

6.1.      Release of Liens and Lien Searches. The Members shall procure all applicable release of liens with respect to those Liens set forth on Schedule 4.2, prior to the Closing, except with respect to the Bank Debt. The Members shall use their reasonable efforts to provide NovaMed with all information and other assistance required for the parties to file all applicable UCC termination statements (in a form and manner required by NovaMed or its lenders). Following the filing of all such UCC termination statements, there shall be no remaining financing statements, judgments, taxes or other Liens outstanding against the Company or any of the Assets as of the Closing Date, except as it relates to the Bank Debt.

6.2.      Employees. The Company shall continue to employ the employees listed on Schedule 6.2(a) (the “Continuing Employees”) as of the Closing Date, on the terms and conditions established by the Company in its sole discretion. This continued employment by the Company shall not be deemed to create a continuing right to employment for any Continuing Employees. The Members shall be solely responsible for all liabilities relating, directly or indirectly, to the Company’s termination of any other employees who are not Continuing Employees. The Members shall be solely responsible for any employment-related claims filed by any employees of the Company which relate to facts and circumstances existing on and prior to the Closing Date, or arise from or relate to completion of the transactions contemplated by this Agreement or the Transaction Documents, regardless of when filed, unless any such claims resulted from NovaMed’s action or omission and, in such case, such claims shall remain the obligation of NovaMed.

6.3.      Employee Benefit Plans.

 (a)    COBRA. The Members represent that the Company has complied, in all material respects, with the applicable requirements of COBRA through the Closing Date and the Members shall be responsible for all liabilities arising under COBRA with respect to any event occurring prior to and on the Closing Date.

 (b)    Plans, Benefits and Policies. The Company shall adopt and provide for the Continuing Employees on or after the Closing Date such employee plans and other conditions of employment as the Company determines in its sole discretion, but shall not adopt or assume any of the obligations or liabilities with respect to any Employee Benefit Plans of the Company or any Plan Affiliate, except to the extent that such Employee Benefit Plan is listed on Schedule 4.19 and the Company otherwise agrees to assume the liabilities associated therewith.

 (c)    Company’s Qualified Retirement Plans. As of the Closing Date, the Members shall have caused the Company to freeze, and cease making contributions to, all qualified retirement plans under Section 401(a) of the Code, and shall cause the Company to take subsequent action to merge or terminate sponsorship of, and all responsibility for, all qualified retirement plans so that, after the Closing Date, the Company shall not maintain any qualified retirement plan. After Closing and after approval is received from the IRS, each of the Members, the Company, NovaMed and their respective Affiliates shall take all steps reasonably necessary to distribute the net assets of the Company’s terminated 401(k) Plan (the “401(k) Plan Distribution”). Between the Closing Date and the date on which the 401(k) Plan Distribution is completed neither the Members, the Company, NovaMed nor any of their respective Affiliates will take any actions or permit any omissions to occur which will materially damage, reduce, harm, or otherwise waste the net assets of the 401(k) Plan.

6.4.      Non-Competition Arrangements. Each ASCOA Party (as defined herein) hereby waives any and all rights and remedies it may have in connection with any and all non-competition arrangements that may apply with respect to any of the Company’s employees, including, but not limited to, Michael McClain.

6.5.      Post-Closing Remittances. If, after the Closing Date, the Members shall receive any remittance from any account debtors with respect to the Accounts Receivable, the Members shall forward it to the Company promptly following receipt thereof.

6.6.      Further Assurances. The parties hereto shall execute such further documents, and perform such further acts, as may be reasonably necessary to transfer and convey the Purchased Interests to NovaMed or the Assets to the Company, all on the terms contained herein, and to otherwise comply with the terms of this Agreement and consummate the transactions contemplated herein.

6.7.      Taxes.

 (a)    Allocation of Taxes.

 (i)    The Members shall be responsible for all Taxes imposed on the Company for all business activities through and including the Closing Date (the “Pre-Closing Taxes”). The Members shall be required to pay any Pre-Closing Taxes.

 (ii)       NovaMed and the Members from and after the Closing Date shall be responsible for all Taxes imposed on the Company for all business activities occurring after the Closing Date (the “Post-Closing Taxes”).

 (iii)      Notwithstanding anything to the contrary contained herein, each of the Members, on a Pro Rata Basis, shall severally (but not jointly, as more specifically described in Section 12.6(a) hereof) indemnify NovaMed for all Taxes imposed on the Company arising, directly or indirectly, from the transactions contemplated herein to the extent that the Company’s obligation with respect to such Taxes arose due to any action or omission by the Company on or before the Closing Date.

 (b)    Returns. The Members shall cause to be prepared, for the period (i) beginning the day after the final date of the period of the most-recently filed Tax Return of the Company, and (ii) ending the day before the Closing Date (the “Stub Period”), true and correct copies of all Tax Returns required to be filed by the Company, regardless of whether such Tax Return is required to be filed for the Stub Period (the “Stub Tax Returns”). The Members shall not file any Stub Tax Returns, but shall provide all Stub Tax Returns to NovaMed by no later than thirty (30) days prior to the applicable filing due date. NovaMed shall review such Stub Tax Returns and notify the Members in the event that NovaMed disagrees with any portion of the contents thereof. In the event of such disagreement the parties shall convene and attempt to promptly resolve all contested issues. If the parties are unable to resolve such issues, such issues shall be submitted to the dispute resolution procedures set forth in Section 13.12 hereof. Upon finalization of the Stub Tax Return in accordance with the foregoing, NovaMed shall cause to be filed all Stub Tax Returns. NovaMed shall provide to the Members a true copy of each Stub Tax Return as filed and evidence of the timely filing thereof. All Stub Tax Returns shall be prepared and all elections with respect to such Sub Tax Returns shall be made, to the extent permitted by law, in a manner consistent with prior practice of the Company.

 (c)    Cooperation and Records Retention. The Members and NovaMed shall (i) each provide the other, and NovaMed shall cause the Company to provide the Members, with such assistance as may reasonably be requested by any of them in connection with the preparation of any Return, audit, or other examination by any taxing authority or judicial or administrative proceedings relating to liability for Taxes; (ii) each retain and provide the other, and NovaMed shall cause the Company to retain and provide the Members with any records or other information that may be relevant to such Return, audit or examination, proceeding, or determination; and (iii) each provide the other with any final determination of any such audit or examination, proceeding, or determination that affects any amount required to be shown on any Return of the other or the Company for any period. Without limiting the generality of the foregoing, NovaMed shall retain, and shall cause the Company to retain, until the applicable statutes of limitations (including any extensions) have expired, copies of all Returns, supporting work schedules, and other records or information that may be relevant to such returns for all Tax periods or portions thereof ending before or including the Closing Date and shall not destroy or otherwise dispose of any such records without first providing the Members with a reasonable opportunity to review and copy the same. Each party shall bear its own expenses in complying with the foregoing provisions. NovaMed’s obligations under this subparagraph (c) are limited to the records provided to it at Closing in accordance with Section 1.2(f) hereof.

 (d)    All obligations of the Members set forth in this Section 6.7 shall be determined on a Pro Rata Basis, as more specifically described in Section 12.6(a) hereof.

6.8.      Professional Liability Insurance. In lieu of the Company purchasing extended reporting (“tail”) coverage covering acts and omissions at the Facility prior to the Closing Date, the Company shall procure as of the Closing professional liability insurance coverage with a retroactive date of December 13, 2004 covering acts and omissions at the Facility from and after such retroactive date (but excluding any pending or threatened claims as of the Closing Date) (the “Retro Date Coverage”). At Closing, the Members shall pay to NovaMed the sum of Seventy-Seven Thousand Five Hundred Dollars ($77,500) for his or its pro rata portion of the additional costs to be incurred by the Company as a result of the Retro Date Coverage.

6.9.      Credentialing. As of the Closing Date, each of the Members and the other physicians credentialed by the Facility immediately prior to the Closing Date shall continue to maintain privileges to perform surgical procedures at the Facility owned and operated by the Company.

ARTICLE VII.
CLOSING

7.1.      Time and Place. The closing of the transactions that are the subject of this Agreement shall be consummated at a closing (the “Closing”) simultaneous with the execution and delivery of this Agreement and the other Transaction Documents by the applicable parties, which execution and delivery shall be via facsimile effective as of the Closing Date, with original documents to be exchanged by nationally recognized overnight courier for delivery on the next business day after the Closing Date.

7.2.      Conditions Precedent. As a condition precedent to the consummation of the transactions contemplated herein, (a) the assets and liabilities of the Company shall be in the manner set forth in Article I hereof, and (b) the Company shall have received all necessary state licensure and Medicare approvals to continue the ownership and operation of the Business following the transactions contemplated herein (with the understanding that upon commencement of operations, there may be billing delays associated with procuring third party payor provider numbers).

7.3.      Deliveries of the Members. At the Closing, the Members will execute and deliver or cause to be executed and delivered to NovaMed:

 (a)    the Amended and Restated Operating Agreement of the Company, in the form attached hereto as Exhibit 7.3(a) (the “Operating Agreement”);

 (b)    an Assignment of Limited Liability Company Interest (the “Assignment of Purchased Interests”), in the form substantially in the form attached hereto as Exhibit 7.3(b), pursuant to which each of the Members shall assign their applicable amount of the Purchased Interests to NovaMed.

 (c)    a certificate of the Secretary of the Company as to (i) copies of resolutions of its Board of Manager and each of the Members authorizing the execution, delivery and performance of this Agreement and the Transaction Documents and authorizing and approving the plan freeze and post-Closing termination described in Section 6.3(c) hereof.; (ii) a Certificate of Good Standing issued by the Michigan Department of Labor & Economic Growth Bureau of Commercial Services; (iii) its existing Operating Agreement in place immediately prior to the Closing; (iv) incumbency and specimen signatures with respect to its officers executing this Agreement and the applicable Transaction Documents; and (v) its Articles of Organization, as amended, certified by the Michigan Department of Labor & Economic Growth Bureau of Commercial Services.

 (d)    any required third party consents, filings, and certificates from the Company or any third party (including, any Governmental Authority) relating to the transfer of the Purchased Interests, including without limitation, all consents from the State of Michigan regarding the transfer of all Permits and licenses relating to the ownership and operation of the Facility, and copies of all written consents obtained in connection with the Assumed Contracts;

 (e)    an Estoppel and Consent Agreement between Kalamazoo Physicians Realty Company, LLC (the “Landlord”) and the Company for the Leased Real Property, substantially in the form of attached Exhibit 7.3(e) (“Consent Agreement”), duly executed by the Landlord;

 (f)    a duly executed Termination Agreement between the Company and ASCOA, pursuant to which the management agreement entered by and between the Company and ASCOA shall be terminated, substantially in the form of attached Exhibit 7.3(f);

 (g)    resignations of the members of the Board of Managers and officer(s) of the Company;

 (h)    all applicable documentation releasing Liens (except with respect to the Bank Debt) covering, concerning or relating to the Assets, in form and substance reasonably acceptable to NovaMed;

 (i)    if certificated, certificates representing the Purchased Interests, with duly executed stock powers or, if any such certificates have been lost, stolen or destroyed, then an affidavit of such fact by the Member claiming such certificate to be lost, stolen or destroyed and agreeing to indemnify the Company against any claim that may be made against either the Company or NovaMed with respect to such certificate;

 (j)    a Certificate of Amendment to the Articles of Organization of the Company and a Certificate of Change of Registered Office and/or Registered Agent of the Company, providing for management of the Company by a sole manager, post-Closing, and a new registered office and agent for the Company, duly executed by an authorized representative of the Company, to be delivered to the Michigan Department of Labor & Economic Growth Bureau of Commercial Services;

 (k)    all of the Company’s minute books, company records and tax records, in whatever form;

 (l)    Certificate of the Members certifying that all representations and warranties contained in this Agreement are truthful, accurate and complete as of the Closing Date, along with an update to any of the Schedules attached hereto in a manner acceptable to NovaMed in its sole discretion;

(m)  an amendment to the loan agreement in connection with the Bank Debt (the “Amendment”), duly executed by the lender; and

(n)  such other documents and instruments as NovaMed or its counsel reasonably shall deem necessary to consummate the transactions contemplated hereby.

All documents delivered to NovaMed shall be in form and substance reasonably satisfactory to counsel for NovaMed.

7.4.      Deliveries of NovaMed. At the Closing, NovaMed will deliver to the Members simultaneously with the delivery of the items referred to in Section 7.3 above:

 (a)    the payment of the Purchase Price;

 (b)    the Operating Agreement;

 (c)    certificate of the Secretary of NovaMed as to (i) copies of resolutions of its board of directors authorizing the execution, delivery and performance of this Agreement and the Transaction Documents, and (ii) incumbency and specimen signatures with respect to its officers executing this Agreement and the applicable Transaction Documents;

 (d)    a duly executed Management Agreement (the “Management Agreement”) between NovaMed Management Services, LLC (“NovaMed Management”) and the Company, substantially in the form of attached Exhibit 7.4(d), pursuant to which NovaMed Management will manage the operations of the Company;

 (e)    the Consent Agreement, duly executed by the Company;

 (f)    the Assignment of Purchased Interests, duly executed by NovaMed;

 (g)    Certificate of NovaMed certifying that all representations and warranties contained in this Agreement are truthful, accurate and complete as of the Closing Date;

 (h)    Certification issued by the Michigan Department of Labor & Economic Growth Bureau of Commercial Services, evidencing NovaMed Management’s qualification to do business in the State of Michigan;

 (i)    the Amendment, duly executed by the Company; and

 (j)    such other documents and instruments as the Members or their counsel reasonably shall deem necessary to consummate the transactions contemplated hereby.

All documents delivered to the Members shall be in form and substance reasonably satisfactory to the counsel for the Members.

7.5      Change of Ownership Process. To the extent from and after the Closing there are any actions necessary to confirm or effect all reasonably necessary licensure and regulatory approvals required in connection with the transactions contemplated herein, the receipt of which is a condition precedent to the Closing, each of the Members and his or its respective agents and representatives agrees, and shall cause the Company to agree, to cooperate with NovaMed in connection these filings and applications, and will use commercially reasonable efforts to respond in a timely manner to any information or signature requests reasonably required in connection with these applications and notices.

ARTICLE VIII.
INTENTIONALLY OMITTED

ARTICLE IX.
INTENTIONALLY OMITTED

ARTICLE X.
INTENTIONALLY OMITTED

ARTICLE XI.
COVENANT NOT TO COMPETE

11.1.    Acknowledgment. Each Member acknowledges and agrees that in order to assure that the Business will retain its value as a “going concern,” it is necessary that each of the Members undertake not to utilize their present special knowledge of the Business to compete with the Business during the Restricted Period after the acquisition of Purchased Interests; provided that NovaMed acknowledges that the each of the Members, other than ASCOA and Becker, will continue to have an interest in the Business through their ownership of a minority interest in the Company. Each Member further acknowledges that (a) NovaMed has been and/or will be engaged in the Business; (b) each Member possesses extensive knowledge and a unique understanding of the Business, as well as (subsequent to the transactions contemplated by this Agreement) the proprietary and confidential information concerning the Business; (c) the agreements and covenants contained in this Section 11.1 are essential to protect the value of the Business and are a condition precedent to NovaMed’s willingness to pay for the Purchased Interests; (d) NovaMed would be irreparably damaged if any Member were to violate the terms and conditions of this Article XI; and (e) the geographic, temporal and business scope of the restrictive covenants in this Article XI are reasonable.

11.2.    Non-Compete. Each Member hereby agrees that for the five (5) year period beginning on the Closing Date (the “Restricted Period”); (provided that in the event that any such party is determined to have violated the covenants set forth in this Article XI, the Restricted Period shall be extended day for day for the time period that such party is in violation of any such covenant), he, she or it shall not, directly or indirectly, act as a director, manager, officer, member or partner of, or own any equity or other financial interest in, any Person that owns and/or operates an ambulatory surgery center, licensed surgical facility or any other outpatient surgical facility that is located within a forty (40) mile radius of the location of the Business (a “Competing Facility”). Notwithstanding the foregoing, and without limiting the terms of the Operating Agreement, a Member may (a) be a director on the Board of Trustees of a hospital; (b) serve on the medical staff of any hospital; (c) own an interest in the Company in accordance with the terms of the Operating Agreement; (d) practice medicine in his or her own office or the office of the professional entity in which he or she is an employee or owner; provided, however, that a Physician Member shall not be an employee of a hospital, except for purposes of providing on-call coverage, pursuant to an agreement currently in existence. Nothing in this Section 11.2 is intended to prevent a Member from owning up to a one percent (1%) interest in a business competing with the Company which is publicly traded on a national stock market or exchange. In addition, and notwithstanding the restrictions set forth in this Section 11.2: the Members listed on Schedule 11.2 may continue to own their equity interests in the facilities set forth across from their names on Schedule 11.2, provided at no time during the Restricted Period may they increase their ownership interests in such listed facilities; provided, further that this Section 11.2 shall not apply to a transaction which results in a change of control or sale (by transfer, merger, consolidation, or similar combination with any other entity) of any ownership interest in ASCOA or the sale (by transfer, merger, consolidation, or similar combination with any other entity) of any ASCOA assets to an independent third-party, whereby any such sale (by transfer, merger, consolidation, or similar combination with any other entity) would otherwise cause ASCOA or such third-party purchaser to be in breach of this Agreement with respect to any existing ownership interest in a competing facility held by the independent third-party purchaser. Notwithstanding the foregoing, neither Becker nor McGuireWoods LLP shall be restricted from providing legal services to any Competing Facility.

11.3.    Property of the Business. All memoranda, notes, lists, records and other documentation or papers (and all copies thereof) of the Business, including such items stored in computer memories, or microfiche or by any other means, are and shall be the Company’s property and shall be delivered to the Company promptly on the request of NovaMed.

11.4.    Non-Solicitation.

 (a)    ASCOA and its Affiliates (the “ASCOA Parties”) and Becker and his Affiliates (the “Becker Parties”) shall not, directly or indirectly: (i) hire, engage, offer to hire, divert, entice away, solicit or in any other manner persuade or attempt to persuade any Member (other than the ASCOA Parties or Becker Parties, as the case may be) to enter into any relationship with the ASCOA Parties or the Becker Parties, as applicable, for any business venture located within a one hundred (100) mile radius of the Business, or discontinue, terminate or adversely alter his or her relationship with the Company or any of its Affiliates; (ii) divert, entice away, solicit or encourage, or attempt to divert, entice away, solicit or encourage, any Member (other than the ASCOA Parties or Becker Parties, as the case may be) or any surgeon utilizing the Facility to become an owner or user of another surgical facility within a forty (40) mile radius of the Facility; or (iii) approach any such person for any of the foregoing purposes or authorize and assist in the taking of any such action by any third party.

 (b)    No ASCOA Party or Becker Party shall, for the five (5) year period beginning on the Closing Date, directly or indirectly, for itself or for any other Person, solicit, entice, persuade or induce or attempt to solicit, entice, persuade or induce any employee of the Company (whether employed or leased by the Company) to terminate such employee’s employment or other relationship with the Center or to become employed or retained by any Person other than the Company, or approach any such employee for any of the foregoing purposes or authorize and assist in the taking of any such action by any third party. Solicitations and advertisements in a publication of general circulation shall not be interpreted as a violation of this Section 11.4(b).

11.5.    Blue-Pencil. If any court of competent jurisdiction shall at any time deem the term of this Agreement or any particular restrictive covenant contained in this Article XI too lengthy or the territory too extensive, the other provisions of this Article XI shall nevertheless stand, the Restricted Period herein shall be deemed to be the longest period permissible by law under the circumstances and the territory described in Section 11.2 shall be deemed to comprise the largest territory permissible by law under the circumstances. The court in each case shall reduce the Restricted Period and/or territory described in Section 11.2 to permissible duration or size.

11.6.    Remedies.

 (a)    Each Member acknowledges and agrees that the covenants set forth in this Article XI are reasonable and necessary for the protection of NovaMed and the Company’s business interests, that irreparable injury will result if any Member breaches any of the terms of said restrictive covenants, and that in the event of actual or threatened breach of any such restrictive covenants, NovaMed will have no adequate remedy at law. Each Member accordingly agrees that in the event of any actual or threatened breach by any of them of any of the covenants set forth in this Article XI, NovaMed shall be entitled to immediate temporary injunctive and other equitable relief, without bond and without the necessity of showing actual monetary damages, subject to hearing as soon thereafter as possible. Nothing contained herein shall be construed as prohibiting NovaMed from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any damages which it is able to prove. The parties also agree that the existence of any claim or cause of action by any of the Members against NovaMed or any Affiliate, whether predicated upon this Agreement or otherwise, shall not constitute a defense to the enforcement of the restrictive covenants set forth herein, but shall be litigated separately. Notwithstanding the foregoing any breach of this Article XI by any Member shall not be deemed a violation of this Article XI by any non-breaching Member and shall not subject any non-breaching Member to liability under this Agreement.

 (b)    To the extent any Member breaches a covenant set forth in this Article XI, then such breach shall only create liability for such breaching Member and shall not create liability or responsibility for any other non-breaching Member.

11.7.    Assignment. Each of the Members agrees that the rights granted in this Article XI to NovaMed may be assigned by NovaMed at its sole and absolute discretion. All of the provisions of this Article XI shall inure to any successors of NovaMed, all of which are specifically third party beneficiaries of this Article XI with full rights hereunder. In addition, the parties hereto agree that an assignee of the rights hereunder is an intended, direct third party beneficiary of Article XI and may enforce such rights in its own name in addition to or in lieu of NovaMed.

11.8.    Patient Freedom. The parties hereto agree that the benefits afforded either party hereunder are not payment for, and are not in any way contingent upon the referral, admission or any other arrangement for, the provision of any item or service offered by any party hereto. Nothing in this Agreement shall be construed to limit the freedom of any patient of a Member to choose the facility or physician from whom any patient shall receive health care services or limit or interfere with a Member’s ability to exercise professional judgment in treating patients or his or her ability to provide medical services to patients.

ARTICLE XII.
POST-CLOSING COVENANTS

12.1.          Indemnification by the Members. From and after the Closing each Member agrees, on a Pro Rata Basis, to severally (but not jointly, as more specifically described in Section 12.6(a) hereof) indemnify, defend and save NovaMed and its Affiliates (including, without limitation, the Company) and each of their respective officers, directors, managers, employees, agents and fiduciaries (each, a “NovaMed Indemnified Party”), forever harmless from and against, and to pay to a NovaMed Indemnified Party or reimburse a NovaMed Indemnified Party for (in either case within ten (10) business days of its receipt of notice in accordance with the terms of this Article from any NovaMed Indemnified Party) any and all liabilities (whether contingent, fixed or unfixed, liquidated or unliquidated, or otherwise), obligations, deficiencies, demands, claims, suits, actions, or causes of action, assessments, losses, costs, expenses, interest, fines, penalties, actual or punitive damages or costs or expenses of any and all investigations, proceedings, judgments, environmental analyses, remediations, settlements and compromises (including reasonable fees and expenses of attorneys, accountants and other experts) (individually and collectively, the “Losses”) actually sustained or incurred by any NovaMed Indemnified Party relating to, resulting from, arising out of or otherwise by virtue of any of the following:

 (a)    any misrepresentation or breach of a representation or warranty contained in this Agreement or in the Transaction Documents by any Member, or non-compliance with or breach by any Member of any of the covenants or agreements contained in this Agreement or the Transaction Documents to be performed by the Members or any of their respective Affiliates; provided, however, that any misrepresentation, breach of warranty or non-fulfillment of any covenant or agreement that specifically relates only to a particular Member under this Agreement shall not create liability or responsibility for any other Member with respect thereto, notwithstanding any joint representations contained herein;

 (b)    the operation of the Business, including the use of the Assets and the Excluded Assets, on or prior to the Closing Date, provided that there shall be no indemnification obligation under this Section 12.1 relating to the Permitted Liabilities;

 (c)    any tax liability of any of the Members, including, without limitation, any tax liability arising as a result of the consummation of any the transactions herein;

 (d)    any tax liability of the Company relating to acts, circumstances or conditions arising on or prior to the Closing Date, including, without limitation, any items of responsibility of any of the Members which are enumerated in Section 6.7 hereof, which items of responsibility of any of the Members include, without limitation, any tax liability arising as a result of the consummation of any of the transactions contemplated herein;

 (e)    any violations of or obligations under Environmental and Safety Requirements relating to acts, omissions, circumstances or conditions to the extent existing or arising on or prior to the Closing Date, if such acts, omissions, circumstances or conditions constituted a violation of Environmental and Safety Requirements as then in effect;

 (f)    any liabilities relating to or arising from the provision of (or failure to provide) professional medical services, including any liabilities relating to the failure, prior to the Closing Date, to adhere to or comply with any Medicare and Medicaid requirements or Fraud and Abuse Laws;

 (g)    any action, demand, proceeding, investigation or claim (whenever made) by any third party (including Governmental Authorities) against or affecting NovaMed or its Affiliates which evidences the existence of a misrepresentation or breach of any of the representations, warranties or covenants contained in this Agreement or the Transaction Documents of the Members;

 (h)    the Excluded Assets or Excluded Liabilities; or

 (i)    any claim for payment of fees and/or expenses as a broker or finder in connection with the origin, negotiation, execution or consummation of this Agreement based upon any alleged agreement between the claimant and the Company or any Member.

12.2.    Indemnification by NovaMed. From and after the Closing, NovaMed agrees to indemnify, defend and save the Members and their respective Affiliates, and their respective employees, trustees, agents, representatives, heirs and executors other than the Company (each, a “Seller Indemnified Party”) forever harmless from and against, and to pay to a Seller Indemnified Party or reimburse a Seller Indemnified Party for (in either case within ten (10) business days of its receipt of notice in accordance to the terms of this Article from any Seller Indemnified Party), any and all Losses actually sustained or incurred by any Seller Indemnified Party relating to, resulting from, arising out of or otherwise by virtue of any of the following:

 (j)    any misrepresentation or breach of a representation or warranty contained in this Agreement or in the Transaction Documents by NovaMed, or non-compliance with or breach by NovaMed of any of the covenants or agreements contained in this Agreement or in the Transaction Documents to be performed by NovaMed;

 (k)    any action, demand, proceeding, investigation or claim (whenever made) by any third party (including Governmental Authorities) against or affecting the Members or their respective Affiliates which evidences the existence of a misrepresentation or breach of any of the representations, warranties or covenants contained in this Agreement or the Transaction Documents of NovaMed;

 (l)    any claim for payment of fees and/or expenses as a broker or finder in connection with the origin, negotiation, execution or consummation of this Agreement based upon any alleged agreement between the claimant and NovaMed;

 (d)    with respect to ASCOA and Becker only and not with respect to any of the other Members, the operation of the Business after the Closing Date; or

 (e)    any tax liability of NovaMed related to the transactions contemplated hereunder.

12.3.     Indemnification Procedure for Third Party Claims. In the event that subsequent to the Closing any Person entitled to indemnification under this Agreement (an “Indemnified Party”) asserts a claim for indemnification or receives notice of the assertion of any claim or of the commencement of any action or proceeding by any entity that is not a party to this Agreement or an Affiliate of a party to this Agreement (including, but not limited to any domestic or foreign court or Governmental Authority, federal, state or local) (a “Third Party Claim”) against such Indemnified Party, against which a party to this Agreement is required to provide indemnification under this Agreement (an “Indemnifying Party”), the Indemnified Party shall give written notice together with a statement of any available information regarding such claim to the Indemnifying Party within sixty (60) days after learning of such claim (or within such shorter time as may be necessary to give the Indemnifying Party a reasonable opportunity to respond to such claim). The Indemnifying Party shall have the right, upon written notice to the Indemnified Party (the “Defense Notice”) within thirty (30) days after receipt from the Indemnified Party of notice of such claim, which notice by the Indemnifying Party shall specify the counsel it will appoint to defend such claim (“Defense Counsel”), to conduct at its expense the defense against such claim in its own name, or if necessary in the name of the Indemnified Party; provided, however, that the Indemnified Party shall have the right to approve the Defense Counsel, which approval shall not be unreasonably withheld, and in the event the Indemnifying Party and the Indemnified Party cannot agree upon such counsel within ten (10) days after the Defense Notice is provided, then the Indemnifying Party shall propose an alternate Defense Counsel, which shall be subject again to the Indemnified Party’s approval. If the parties still fail to agree on Defense Counsel, then, at such time, they shall mutually agree in good faith on a procedure to determine the Defense Counsel. The delivery of a Defense Notice shall not constitute an admission with respect to the claim for indemnification.

 (a)    In the event that the Indemnifying Party shall fail to give the Defense Notice, it shall be deemed to have elected not to conduct the defense of the subject claim, and in such event the Indemnified Party shall have the right to conduct such defense in good faith and to compromise and settle the claim without prior consent of the Indemnifying Party and the Indemnifying Party will be liable for all costs, expenses, settlement amounts or other Losses paid or incurred in connection therewith.

 (b)    In the event that the Indemnifying Party does deliver a Defense Notice and thereby elects to conduct the defense of the subject claim, the Indemnified Party will cooperate with and make available to the Indemnifying Party such assistance and materials as it may reasonably request, all at the expense of the Indemnifying Party, and the Indemnified Party shall have the right at its expense to participate in the defense assisted by counsel of its own choosing; provided that the Indemnified Party shall have the right to compromise and settle the claim only with the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

 (c)    Without the prior written consent of the Indemnified Party, the Indemnifying Party will not enter into any settlement of any Third Party Claim or cease to defend against such claim, if pursuant to or as a result of such settlement or cessation, (i) injunctive or other equitable relief would be imposed against the Indemnified Party, or (ii) such settlement or cessation would lead to liability or create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder.

 (d)    The Indemnifying Party shall not be entitled to control, and the Indemnified Party shall be entitled to have sole control over, the defense or settlement of any claim to the extent that claim seeks an order, injunction or other equitable relief against the Indemnified Party which, if successful, could materially interfere with the business, operations, assets, condition (financial or otherwise) or prospects of the Indemnified Party (and the cost of such defense shall constitute an amount for which the Indemnified Party is entitled to indemnification hereunder).

 (e)    If a firm decision is made to settle a Third Party Claim, which offer the Indemnifying Party is permitted to settle under this Section 12.3, and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give written notice to the Indemnified Party to that effect. If the Indemnified Party fails to consent to such firm offer within fifteen (15) calendar days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim will not exceed the amount of such settlement offer, plus costs and expenses paid or incurred by the Indemnified Party through the end of such fifteen (15) day period.

 (f)    Any judgment entered or settlement agreed upon in the manner provided herein shall be binding upon the Indemnifying Party, and shall conclusively be deemed to be an obligation with respect to which the Indemnified Party is entitled to prompt indemnification hereunder.

12.4.    Failure to Give Timely Notice. A failure by an Indemnified Party to give timely, complete or accurate notice as provided in Section 12.3 will not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise directly and materially damaged as a result of such failure to give timely notice.

12.5.    Survival. Notwithstanding anything contained to the contrary in this Agreement, all representations and warranties of the parties hereto contained in or arising out of the Transaction Documents, or in any schedule or certificate given in connection herewith and therewith, shall survive the Closing, shall continue in effect until the eighteen (18) month anniversary of the Closing Date (except for Section 5.4(b), which shall survive the Closing and for a period of three (3) months thereafter) and all claims with respect to such representations and warranties must be asserted in writing pursuant to this Article XII prior to such anniversary date; provided, however, that the representations and warranties set forth in Sections 4.2, 4.4, 4.6, 4.8, 4.12(b), 4.15 and 4.19 shall survive until the expiration of all applicable statutes of limitation. Unless a specified period is set forth in this Agreement (in which event such specified period will control), all covenants and indemnities contained in this Agreement will survive the Closing and remain in effect indefinitely.

12.6.    Limitation on Indemnification.

 (a)    The aggregate amount of the Losses required to be paid by the Company and the Members pursuant to Section 12.1 hereof shall not exceed the amount of the Purchase Price; provided, however, that no Member shall be liable for more than such Member’s Pro Rata share of any specific Loss nor shall any Member be liable, in the aggregate, for such Losses pursuant to Section 12.1 that are in excess of such Member’s Pro Rata Basis of the Purchase Price.

 (b)    The NovaMed Indemnified Parties shall not be entitled to indemnification under Section 12.1(a) and Section 12.1(g) until the aggregate amount of all Losses thereunder (on a cumulative basis) exceeds Two Hundred Thousand Dollars ($200,000) (the “Basket Amount”), in which case the Company and the Members shall be obligated to indemnify the NovaMed Indemnified Parties only for the excess of the aggregate amount of all such Losses over the Basket Amount.

 (c)    The Seller Indemnified Parties shall be entitled to indemnification under Section 12.2(a) and Section 12.2(b) only if the aggregate amount of all Losses thereunder (on a cumulative basis) exceeds the Basket Amount, in which case NovaMed shall be obligated to indemnify the Seller Indemnified Parties only for the excess of the aggregate amount of all such Losses over the Basket Amount.

 (d)    The rights set forth in this Article XII shall be each party’s sole and exclusive remedy for any claim or dispute relating to any breach of a representation, warranty or covenant by the other parties under this Agreement; provided, however, that the limitations set forth in this Section 12.6 shall not apply, and the aggrieved party shall have all remedies available at law and in equity, in the case of (i) fraud or intentional misrepresentation by a party hereto, or (ii) any claim or dispute arising under or relating to Article XI hereof.

 (e)    Any party entitled to indemnification hereunder shall take all commercially reasonable efforts to mitigate all indemnifiable Losses upon and after becoming aware of any event which would reasonably be expected to give rise to any Losses hereunder.

 (f)    Notwithstanding anything to the contrary herein, nothing in this Section 12.6 shall be deemed to limit or impair NovaMed’s rights under Article XI hereof. In addition, for purposes of this Section 12.6, in no event shall Losses be construed to include any remedies paid to NovaMed under Article XI.

12.7.    Right of Offset.

 12.7.1      Set-Off. If any Member who is the Indemnifying Party, and who is also a party to the Operating Agreement, fails to make any payment as contemplated by this Article XII, or shall fail to make any payment when due under the terms of any of the Transaction Documents, then NovaMed may elect to offset such amount against any amount due and owing by the Company to such Member pursuant to the terms of the Operating Agreement (including, without limitation, any distributions payable to such Member) by following the set-off procedure set forth in this Section 12.7.

 12.7.2      Set-Off Procedure. If a NovaMed Indemnified Party reasonably believes it has the right to offset the amount of any Losses against a party hereto, such NovaMed Indemnified Party shall notify such party(ies) (the “Off-set Party”) of the amount of the Losses and the dollar amount to be offset as determined by such NovaMed Indemnified Party in good faith (such notice being deemed a “Notice of Claim”). Such Notice of Claim shall be given to the Off-set Party as soon as reasonably practicable after such NovaMed Indemnified Party incurred the Losses or learned of its right to offset and shall include an explanation of such NovaMed Indemnified Party’s rationale underlying such belief. The Off-set Party shall have 30 days from his receipt of the Notice of Claim in which to accept or dispute same, which if disputed, shall include an explanation of the Off-set Party’s rationale underlying such belief. If the Off-set Party fails to respond in writing within such 30-day period, the Notice of Claim shall be deemed approved by the Off-set Party. If the Off-set Party timely disputes the Notice of Claim in writing, the NovaMed Indemnified Party and the Off-set Party shall attempt in good faith to agree on the rights of the respective parties with respect to such claim. If the parties agree on the amount to be offset, then the NovaMed Indemnified Party shall have the right to offset or cause the Company to offset such amount against any amounts owed to the Off-set Party in accordance with this Section 12.7.

 12.7.3      Set-Off Dispute. If the parties cannot agree on the offset amount, the NovaMed Indemnified Party shall have the right to deposit or cause the Company to deposit any sums owed or to be paid by the NovaMed Indemnified Party or the Company to the Off-set Party that equal the offset amount into an interest-bearing escrow which shall be established at an escrow agent (the “Escrow Agent”) mutually acceptable to the NovaMed Indemnified Party and the Off-set Party. The terms and conditions of such escrow account shall be acceptable to the NovaMed Indemnified Party and the Off-set Party and the Escrow Agent. The Escrow Agent shall hold such funds pending its receipt of instructions from either (i) the NovaMed Indemnified Party and the Off-set Party, or (ii) an arbitrator or a court of competent jurisdiction, directing it as to the disposition of such funds.

ARTICLE XIII.
MISCELLANEOUS

13.1.     Definitions.  For purposes of this Agreement, the following terms have the meaning set forth below:

 “Affiliate” means an affiliate as defined in Rule 405 under the Securities Act of 1933, as amended, and includes any past and present Affiliate of a Person; provided that with respect to determining any Affiliate of NovaMed, such Affiliates shall include, without limitation, NovaMed, Inc. and any of its subsidiaries.

 “Closing” and “Closing Date” shall have the respective meanings set forth in Section 7.1.

 “Code” means the Internal Revenue Code of 1986, as amended.

 “Employee Benefit Plans” shall have the meaning set forth in Section 4.19.

 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

 “Facility” means the Medicare-certified, state-licensed ambulatory surgery center located at 3200 West Centre, Suite 101, Portage, Michigan 49024.

 “Fraud and Abuse Laws” means all fraud and abuse laws promulgated under Section 1128(b) of the Social Security Act, 42 U.S.C. Section 1320a-7(b) and Section 1877 of the Social Security Act, 42 U.S.C. Section 1877, and all rules and regulations promulgated thereunder; any other federal, state or local law relating to the referral of patients to medical facilities owned by providers of medical services; and all federal statutes (whether set forth in Title XVIII of the Social Security Act or elsewhere) affecting the health insurance program for the aged and disabled established by Title XVIII of the Social Security Act and any statues succeeding thereto, together with all rules and regulations promulgated thereunder.

 “Hazardous Materials” means (a) hazardous materials, hazardous substances, extremely hazardous substances or hazardous wastes, as those terms are defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq., and any other Environmental and Safety Requirements; (b) petroleum, including crude oil or any fraction thereof which is liquid at standard conditions of temperature and pressure (60 degrees Fahrenheit and 14.7 pounds per square inch absolute); (c) any radioactive material, including any source, special nuclear, or by-product material as defined in 42 U.S.C. §2011 et seq.; and (d) asbestos in any form or condition.

 “Knowledge” or “knowledge” or “aware” and all permutations thereof - unless otherwise qualified, an individual will be deemed to have “Knowledge” of a particular fact or other matter if: (a) such individual is actually aware of such fact or matter, or (b) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the ordinary course of business. A person (other than an individual) will be deemed to have “Knowledge” of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, manager, or officer of such Person (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matters.

 “Liens” means any claims, liens, charges, restrictions, options, preemptive rights, mortgages, hypothecations, assessments, pledges, encumbrances or security interests of any kind or nature whatsoever.

 “Material Adverse Effect” means, with respect to any Person, an adverse effect on the business, prospects, financial condition or results of operations of such Person or any of its subsidiaries, when taken as a whole, results in damages to said Person in excess of Twenty-Five Thousand Dollars ($25,000).

 “Medical Records” shall mean all medical records of patients treated at the Facility, including, without limitation, any and all medical charts, files, notes, transcripts, x-ray files, lab reports, other diagnostic information or materials, insurance information, billing and payment statements or records of any kind, explanations of benefits, and other information of or relating to any patient treated at the Facility, of any kind and in any form whatsoever; provided that Medical Records shall be limited to the records of the Facility and will not include records of the provider of professional medical services.

 “Person” means any individual, sole proprietorship, partnership, joint venture, trust, undertaking, unincorporated association, corporation, entity, organization or Governmental Authority.

 “Pro Rata Basis” shall mean each Member’s membership interest in the Company prior to the Closing Date, as set forth on Schedule 2.1.

 “Review Date” means December 31, 2006.

 “Tax” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; the foregoing shall include any transferee or secondary liability for a Tax and any liability assumed by agreement or arising as a result of being (or ceasing to be) a member of any Affiliated Group, as defined in Section 1504 of the Code (or being included, or required to be included, in any Tax Return relating thereto).

 “Tax Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting Schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

 “Transaction Documents” means this Agreement and all agreements and instruments contemplated by and being delivered pursuant to or in connection with this Agreement.

13.2.        Notices, Consents, etc. Any notices, consents or other communication required to be sent or given hereunder by any of the parties shall in every case be in writing and shall be deemed properly served if: (a) delivered personally; (b) sent by registered or certified mail, in all such cases with first class postage prepaid, return receipt requested; (c) delivered by a nationally recognized overnight courier service; or (d) sent by facsimile transmission to the parties at the addresses as set forth below or at such other addresses as may be furnished in writing.

 (i)       If to ASCOA:

 Ambulatory Surgery Centers of America
 124 Washington Street, Suite 4
 Norwell, Massachusetts 02061
 Attention: Luke M. Lambert
 Tel: (781) 871-3311
 Fax: (928) 569-7594

 with a copy to:

 McGuireWoods LLP
 77 West Wacker Drive, Suite 4100
 Chicago, Illinois 60601
 Attention: Scott Becker
 Tel: (312) 750-6016
 Fax: (312) 920-6135

(ii)            If to Becker:

 Scott Becker
 77 West Wacker Drive, Suite 4100
 Chicago, Illinois 60601
 Tel: (312) 750-6016
 Fax: (312) 920-6135

(iii)           If to any Member, other than ASCOA or Becker:

 Surgery Center of Kalamazoo, LLC
 3200 West Centre, Suite 101
 Portage, Michigan 49024
 Attention:  Manager
 Tel: (269) 323-9905
 Fax: (269) 323-8854

 with a copy to:

Hall, Render, Killian, Heath & Lyman, P.C.
Suite 2000, Box 82064
One American Square
Indianapolis, IN 46282
Attention:  William H. Thompson
Tel:      (317) 977-1424
Fax:      (317) 633-4878

 (iv)          If to NovaMed:

 NovaMed Acquisition Company, Inc.
 980 North Michigan Avenue, Suite 1620
 Chicago, Illinois 60611
 Attention:  Thomas S. Hall
  John W. Lawrence, Jr.
 Tel:       (312) 664-4100
 Fax:       (312) 664-4250

Date of service of such notice shall be (A) the date such notice is personally delivered; (B) three days after the date of mailing if sent by certified or registered mail; (C) one (1) day after date of delivery to the overnight courier if sent by overnight courier; or (D) the next succeeding business day after transmission by facsimile.

13.3.    Certain Taxes. The Members will (on a Pro Rata Basis) pay all transfer taxes and other taxes and charges, if any (except for any sales taxes and income tax of NovaMed and its Affiliates), which may become payable in connection with the transactions contemplated by this Agreement.

13.4.    Remedies Not Exclusive. Except as set forth in Section 12.6(e), no remedy conferred by any of the specific provisions of this Agreement or the Transaction Documents is intended to be exclusive of any other remedy. Each such remedy shall be cumulative, and in addition to every other such remedy or any other remedy existing at law or in equity.

13.5.    Severability and Reformation. The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of any other provision. If any of the transactions contemplated herein or provisions hereof violates any applicable law, then the parties hereto agree to negotiate in good faith such changes to the structure and terms of the transactions provided for in this Agreement or the Transaction Documents as may be necessary to make these transactions, as restructured, lawful under applicable laws and regulations, without materially disadvantaging either party. The parties to this Agreement shall execute and deliver all documents or instruments necessary to effect or evidence the provisions of this Section 13.5.

13.6.    Amendment and Waiver. This Agreement may be amended, or any provision of this Agreement may be waived; provided that any such amendment or waiver will be binding on a party hereto only if such amendment or waiver is set forth in a writing executed by such party. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other breach.

13.7.    Counterparts. This Agreement may be executed simultaneously via facsimile or otherwise in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other.

13.8.    Expenses. Except as otherwise specifically provided herein, each of the parties shall pay all costs and expenses incurred or to be incurred by it, him or her, as the case may be, in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

13.9.    Construction. This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the laws of the State of Illinois, without giving effect to provisions thereof regarding conflict of laws.

13.10.       Headings. The subject headings of Articles and Sections of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

13.11.  Assignment. This Agreement may not be assigned by any Member without the prior written consent of NovaMed.

13.12.  Mediation and Arbitration. Except as expressly set forth herein, the parties hereto agree that any and all controversies, disputes or claims arising out of or in connection with this Agreement shall be solely and exclusively resolved in accordance with this Section 13.12 and not in any court of law or equity. The parties hereto shall first try in good faith to settle the dispute by mediation under the Commercial Mediation Rules of the American Arbitration Association (“AAA”) (such mediation session to be held in Chicago, Illinois, and to commence within thirty (30) days after the appointment of the mediator by the AAA). If the controversy, claim or dispute cannot be settled by mediation, then by arbitration administered by the AAA under its Commercial Arbitration Rules (such arbitration to be held in Chicago, Illinois before a single arbitrator mutually agreed upon by the Members and NovaMed and to commence within thirty (30) days after the appointment of the arbitrator by the AAA), and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, nothing herein shall limit NovaMed’s rights to seek and obtain injunctive relief, specific performance or other equitable relief in any proceeding commenced in a federal or state court which may be brought to enforce any provision in Article XI hereof.

13.13.  Entire Agreement. This Agreement, the Preamble and all the Schedules attached to this Agreement (all of which shall be deemed incorporated in the Agreement and made a part hereof) set forth the entire understanding of the parties with respect to the subject matter hereof, and shall not be modified or affected by any offer, proposal, statement or representation, oral or written, made by or for any party in connection with the negotiation of the terms hereof, and may be modified only by instruments signed by all of the parties hereto.

13.14.  Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the parties to this Agreement and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement.

13.15.  No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party hereto.

13.16.  Public Announcement. Each of the Members acknowledges that NovaMed intends to publicly announce the transactions contemplated herein, through both a press release and a Form 8-K filing with the Securities and Exchange Commission.

[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have executed this Purchase Agreement as of the Closing Date.

NOVAMED:

NOVAMED ACQUISITION COMPANY, INC., a Delaware corporation

By: /s/ Thomas S. Hall
Thomas S. Hall, President

MEMBERS:

CATARACT AND LASER CENTER PARTNERS, L.L.C., d/b/a Ambulatory Surgery Centers of America, a Delaware limited liability company

By:  /s/ Luke M. Lambert
Name: Luke M. Lambert
Title: CEO

/s/ Scott Becker
Scott Becker

/s/ Douglas J. Raedy
Douglas J. Raedy, D.O.

/s/ Geoffrey E. Clapp
Geoffrey E. Clapp, D.P.M.

/s/ John R. Trittschuh
John R. Trittschuh, M.D.

/s/ Mark A. Noffsinger
Mark A. Noffsinger, M.D.

/s/ Mark A. Veenstra
Mark A. Veenstra, M.D.

[ADDITIONAL SIGNATURES APPEAR ON THE FOLLOWING PAGE]

MEMBERS (cont.):

/s/ Michael D. Chafty
Michael D. Chafty, M.D.

/s/ Patrick R. Reddan
Patrick R. Reddan, M.D.

/s/ Quinter M. Burnett
Quinter M. Burnett, M.D.

/s/ Raghuram G. Elleru
Raghuram G. Elluru, M.D.

/s/ Scott A. Free
Scott A. Free, M.D.

/s/ Scott D. Holley
Scott D. Holley, M.D.

/s/ Stephen E. Higgins
Stephen E. Higgins, M.D.

/s/ Steven F. Kokmeyer
Steven F. Kokmeyer, M.D.

/s/ Terry L. Nelson
Terry L. Nelson, M.D.

/s/ Todd L. Ream
Todd L. Ream, M.D.

EXHIBITS*

Exhibit 1.1	Articles of Organization
Exhibit 3.2	Wire Transfer Instructions
Exhibit 7.3(a)	Operating Agreement
Exhibit 7.3(b)	Assignment of Purchased Interests
Exhibit 7.3(e)	Consent Agreement
Exhibit 7.3(f)	Termination Agreement
Exhibit 7.4(d)	Management Agreement

SCHEDULES*

Schedule 1.2(a)	Inventory on Consignment
Schedule 1.2(b)	Personal Property
Schedule 1.2(c)	Prepaid Expenses
Schedule 1.3(d)	Excluded Assets/Personal Effects
Schedule 1.4(a)	Accounts Payable
Schedule 1.4(b)	Accrued Liabilities
Schedule 2.1	Membership Interests and Pro Rata Share
Schedule 4.2	Liens and Encumbered Assets
Schedule 4.3	Approvals
Schedule 4.5	Financial Statements
Schedule 4.6	Liabilities
Schedule 4.8	Taxes
Schedule 4.9	Material/Assumed Contracts
Schedule 4.10	Leased Real Property
Schedule 4.11	Litigation
Schedule 4.12(a)	Disputed Sums
Schedule 4.12(b)	Licenses and Permits
Schedule 4.13	Transaction Breaches
Schedule 4.14	Conduct of Business
Schedule 4.16	Salaries
Schedule 4.17	Insurance
Schedule 4.19	Employee Benefit Plans
Schedule 4.20	Personnel Agreements
Schedule 4.22	Workers Compensation
Schedule 4.23(a)	Accounts Receivable
Schedule 4.27	Physicians
Schedule 4.29	Bank Accounts
Schedule 6.2(a)	Continuing Employees
Schedule 11.2	Interests in Competing Facilities

* NovaMed, Inc. agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.